SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 June 15, 2002

                               ASTRIS ENERGI INC.

             (Exact name of Registrant as specified in its charter)


            2175-6 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, CANADA L5L 1X2
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X       Form 40-F
                                    ---                ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes             No  X
                                  ---            ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ASTRIS ENERGI INC.

FORM 6-K TABLE OF CONTENTS

Part I.    Financial Information

Item 1. Unaudited Consolidated Interim Financial Statements of Astris Energi Inc. for the three-month period ended March 31, 2002.

1.	History and Organization of the Company
2.	Interim Reporting
3.	Basis of Presentation
4.	Related Party Transactions
5.	Common Stock Options
6.	Common Stock Transactions

Item 2.   Management Discussion and Analysis or Plan of Operation

7.	Overview
8.	Financial Position
9.	Three Months Ended 3/31/02 and 3/31/01
10.	Liquidity and Capital Resources
11.	Forward Looking Statements

  Part II.  Other Information
  --------
  Item 1.   Legal Proceedings

  Item 2.   Changes in Securities

  Item 3.   Defaults upon Senior Securities

  Item 4.   Submission of Matters to a Vote of Security Holders

  Item 5.   Other Information

  Item 6.   Exhibits and Reports on Form 6-K

            SIGNATURES

            Exhibit A
            Exhibit B
            Exhibit C
            Exhibit D

Astris Energi Inc.
Consolidated Interim Balance Sheet
(Canadian dollars)
(unaudited)

                                                        March 31
                                             2002           2001
                                                ------------------------
Assets

Current
    Cash                                       $     8,508   $    11,204
    Receivables                                     37,711        53,187
    Prepaid expenses and deposits                   10,160         1,050
    Investment tax credits refundable                             61,000
    Deferred costs                                 122,818        75,483
                                                 ---------     ---------
                                                   179,197       201,924

Capital assets                                       4,869         5,001
                                                 ---------     ---------
                                               $   184,066   $   206,925
                                                 =========     =========
Liabilities

Current
    Payables and accruals                      $   331,288   $   482,678
    Goods and Services Tax payable                  12,490        14,438
                                                 ---------     ---------
                                                   343,778       497,116

Advances from related parties                      437,287       459,787
                                                 ---------     ---------
                                                   781,065       956,903
                                                 ---------     ---------
Shareholders' deficiency
Share capital                                    2,096,726     1,435,298
Deficit                                         (2,693,725)   (2,185,276)
                                                ----------    ----------
                                                  (596,999)     (749,978)
                                                ----------    ----------
                                               $   184,066   $   206,925
                                                ==========    ==========

Astris Energi Inc.
Consolidated Interim Statement of Operations
(Canadian dollars)
(unaudited)

                                               Three months ended March 31
                                                    2002           2001
                                               ---------------------------
Revenue                                       $    20,095	  $    11,629
                                               ----------      ----------
Expenses
    Subcontract                                    59,403         178,111
    General and administrative                     50,632          57,315
    Professional fees                              18,035           7,812
    Interest                                        3,000           3,000
    Amortization                                      311             301
                                               ----------      ----------
                                                  131,381         246,539
                                               ----------      ----------

Net loss before the following                    (111,286)       (234,910)

    Gain on sale of marketable security                            38,089
                                               ----------      ----------
Net loss for the period                          (111,286)       (196,821)

Deficit, beginning of period                   (2,582,439)     (1,988,455)
                                               ----------      ----------
Deficit, end of period                        $(2,693,725)    $(2,185,276)


Net loss per common share                     $    (0.008)   $    (0.016)


Astris Energi Inc.
Consolidated Interim Statement of Cash Flows
(Canadian dollars)
(unaudited)

                                                Three months ended March 31
                                                    2002            2001
                                                ---------------------------
Operating

Net (loss) earnings for the period              $   (111,286)  $  (196,821)
Item not requiring cash
    - amortization                                       311           301

Gain on sale of marketable security                                (38,089)
Net change in non-cash working capital balances
    related to operations                             50,994   $	  97,512
                                                  ----------    ----------
                                                    (59,981)      (137,097)
Investing

Proceeds on sale of marketable security           	              89,539
                                                  ----------    ----------
                                                                    89,539
Financing

Advances from related parties                         20,000        42,500
Issuance of common shares                             37,500
                                                  ----------    ----------
                                                      57,500        42,500

Net (decrease) increase in cash during the year       (2,481)       (5,058)

Cash, beginning of period                             10,989        16,262
                                                  ----------    ----------

Cash, end of period                              $     8,508   $    11,204

Net change in non-cash operating working capital

    Receivables                                  $      (148)  $    (4,495)
    Prepaid expenses and deposits                     (9,110)       33,646
    Deferred costs                                                 (11,180)
    Current liabilities                               60,252        79,541
                                                  ----------    ----------
                                                 $    50,994    $   97,512

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  History and Organization of the Company

     Astris Energi Inc. ("AEI" or the "Company") was incorporated as Kayty Exploration Ltd. on March 18, 1981, pursuant to the Companies Act of the Province of Alberta, Canada to engage in oil and gas exploration activities. The Company subsequently changed its name to Kayty Inc. in August 1987, changed the place of incorporation to the Province of Ontario, Canada, and effected a one-for-ten reverse split of its Common Shares. In December 1994, the Company changed its name to WLD Inc. ("WLD") and effected a one-for-three reverse split of its Common Shares, reducing the outstanding Common Shares to 5,000,000 shares. By 1995, WLD had ceased exploration activities and sought other business activities. In December 1995, the Company acquired Astris Inc. in exchange for 1,500,000 Common Shares and warrants for the purchase of 3,500,000 Common Shares, which warrants were subsequently exercised in 1997 at an exercise price of Cdn $0.05 per warrant, and changed its name to Astris Energi Inc. The purpose of the acquisition was that the Company was seeking a potentially promising business activity and Astris Inc. was seeking to be part of a public company, which might facilitate the raising of working capital to further the development of its fuel cell research. AEI began trading on the OTC.BB pink sheets under the trading symbol ASRNF on June 20, 2001.

2.  Interim Reporting

     In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to fairly present the financial position of AEI as of March 31, 2002 and their results of operations for the three months ended March 31, 2002 and 2001 and cash flows for the three months ended March 31, 2002 and 2001.

     Pursuant to the rules and regulations of the Securities and Exchange Commission, (the "SEC") certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in Canada have been condensed or omitted from these financial statements unless significant changes have taken place since the end of the most recent fiscal year. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company as of December 31, 2001 and for the years ended December 31, 2001 and 2000 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 that was previously filed with the SEC.

     Results for the three months ended March 31, 2002 are not necessarily indicative of the results to be obtained for the full year.

3.  Basis of Presentation

     As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms, as well as references to "Astris" or the "Company", means Astris Energi Inc. The financial statements are stated in Canadian dollars. The average exchange rate for March 31, 2002 was Cdn $1.60.

     As shown in the accompanying financial statements, the Company had a net loss of $111,286 and net cash used in operating activities of $59,981 for the three months ended March 31, 2002.

     Management cannot determine if the Company will become profitable and when operating activities will begin to generate cash. If operating activities continue to use substantial amounts of cash, the Company will need additional financing. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

     Historically, the Company has funded its operations through loans from the Directors. Management plans to obtain the funds needed to enable the Company to continue as a going concern either through a joint venture with a manufacturer of related products, or through a private placement offering. Management believes that with the necessary funding, the proprietary AFC technology patented by AEI offers a competitive advantage in the best subsequent performance/price ratio and can dominate the industry in the Company's marketplace. However, management cannot provide any assurance that the Company will be successful in obtaining the funds needed to provide for the continued operation of the company.

4.  Related Party Transactions

     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements.

     On March 27, 2002, the Corporation agreed to settle obligations owing by the Corporation to certain directors and/or officers of the Corporation. The following shares were issued April 2nd pursuant to the Directors' Resolution dated March 27, 2002, at a price of US $0.20 per share:

Name of Officer/Director                   Price Paid/    Number of
or Former/Officer/Director                 Debt Owed      Common Shares
--------------------------                 -----------    -------------
Jiri Nor                                   US $10,360     51,800
Gerald A. Crawford                         US $ 5,150     25,750
Donald Blenkarn                            US $15,560     77,800
Gordon Emerson                             US $ 8,750     43,750
Timagami Financial                         US $13,750     68,750

     The Directors have agreed to support the Company until a joint venture or private placement is completed.

5.  Common Stock Options Granted to Eligible Consultant

     On September 25, 2001 the Company created a stock option plan approved at the Annual Special Meeting of Shareholders, which allows the directors the right to allocate up to 1,200,000 (one million two hundred thousand) common shares in the Company at market price to such individuals who have been exceptionally helpful to the Company.



     On November 1, 2001 the directors approved the allocation of options to I.M.I. Incorporated as ("IMI") an Eligible Consultant under the 2001 Stock Option Plan. The option for 125,000 shares is vested to IMI, as agreed by IMI's Chairman and CEO Bhaskar Menon, at an exercise price of US $0.50. The option may be exercised anytime on or before November 1, 2006.

     On June 14,2002, subsequent to the quarter ending March 31, 2002, the directors approved the allocation of options to Wintser Investments Limited ("WIL") as an Eligible Consultant under the 2001 Stock Option Plan. The option for 500,000 shares is vested to WIL at an exercise price of US $0.20. The option may be exercised anytime on or before September 15, 2002.

6.  Common Stock Transactions

Common Shares Issued for Services

     Pursuant to a written agreement dated March 9, 2000, the Company owed fees to Molesworth Associates, Inc. for advertising and investor relation services provided from October 1, 2001 through December 31, 2001. The Company agreed to settle all amounts outstanding under the contract with Molesworth Associates Inc. in exchange for 83,000 shares of the Company's common stock. Such common stock was transferred to Molesworth Associates, Inc. on December 31, 2001 and the Company valued the shares at US $0.30.

     On December 31, 2001, the Corporation agreed to settle obligations owing by the Corporation to certain creditors and/or consultants of the Corporation. The following issuance of shares was approved at a price of US $0.30 per share:

Name of Creditor/Consultant         Price Paid/          Number of
                                    Debt Owed            Common Shares
---------------------------         -----------	         --------------
Gordon Molesworth                   US $24,900           83,000
Macnor Corp.                        US $12,750           42,500

     Pursuant to a written agreement dated March 9, 2000, the Company owed fees to Molesworth Associates, Inc. for advertising and investor relation services provided from January 1, 2002 through March 31, 2002. The Company agreed to settle all amounts outstanding under the contract with Molesworth Associates Inc. in exchange for 79,000 shares of the Company's common stock. Such common stock was transferred to Molesworth Associates, Inc. on March 31, 2002 and the Company valued the shares at US $0.20.

     On March 27, 2002 the Corporation agreed to settle obligations owing by the Corporation to certain creditors and/or consultants of the Corporation. The following shares were issued April 2nd pursuant to the Directors' Resolution dated March 27, 2002, at a price of US $0.20 per share:

Name of Creditor/Consultant		Price Paid/		      Number of
 Debt Owed		    Common Shares
---------------------------		-----------		    -------------
Gordon Molesworth                   US $15,830             79,000
Macnor Corp.                        US $32,825            164,125

     Macnor Corp. agreed to settle their outstanding consulting fees for by accepting shares in the corporation valued at the market price of US $0.30.

Sale of stock
  Private Placement Offering

     The Schloo Family Trust entered into a Subscription Agreement with the Company dated February 8, 2002. Under the terms of this Subscription Agreement, The Schloo Family Trust subscribed for 125,000 Units of the
Company, at a price of US$0.20 per Unit.   Each Unit consists of one common
share in the capital of the Company and Share Purchase Warrant which entitles The Schloo Family Trust to purchase Shares at an exercise price of US$0.50 per Share for a period of three years from the date of the Subscription Agreement.

     Based on the execution of the Subscription Agreement, the Company issued 125,000 Shares in the capital of the Company to The Schloo Family Trust. Additionally, the Company has reserved for issuance to The Schloo Family Trust 125,000 Shares in the capital of the Company for the timely exercise of the Warrants. The Exhibit A to this report contains a copy of the Warrant Certificate that was issued to The Schloo Family Trust.

     Kevin Thomas Little entered into a Subscription Agreement with the Company dated April 24, 2002. Under the terms of this Subscription Agreement, Mr. Little subscribed for 12,500 Units of the Company, at a price of US$0.20
per Unit.   Each Unit consists of one common share in the capital of the
Company and Share Purchase Warrant which entitles Mr. Little to purchase Shares at an exercise price of US$0.50 per Share for a period of three years from the date of the Subscription Agreement.

     Based on the execution of the Subscription Agreement, the Company issued 12,500 Shares in the capital of the Company to Kevin Thomas Little. Additionally, the Company has reserved for issuance to Mr. Little 12,500 Shares in the capital of the Company for the timely exercise of the Warrants.
 The Exhibit B to this report contains a copy of the Warrant Certificate that was issued to Mr. Little.

     Anthony Durkacz entered into a Subscription Agreement with the Company dated April 24, 2002. Under the terms of this Subscription Agreement, Mr. Durkacz subscribed for 112,500 Units of the Company, at a price of US$0.20 per
Unit.   Each Unit consists of one common share in the capital of the Company and Share Purchase Warrant which entitles Mr. Durkacz to purchase Shares at an exercise price of US$0.50 per Share for a period of three years from the date of the Subscription Agreement.

     Based on the execution of the Subscription Agreement, the Company issued 112,500 Shares in the capital of the Company to Anthony Durkacz. Additionally, the Company has reserved for issuance to Mr. Durkacz 112,500 Shares in the capital of the Company for the timely exercise of the Warrants. The Exhibit C to this report contains a copy of the Warrant Certificate that was issued to Mr. Durkacz.

     Winster Investments Limited entered into a Subscription Agreement with the Company dated June 14, 2002. Under the terms of this Subscription Agreement, Winster Investments Limited subscribed for 487,500 Units of the
Company, at a price of US$0.20 per Unit.   Each Unit consists of one common
share in the capital of the Company and Share Purchase Warrant which entitles Winster Investments Limited to purchase Shares at an exercise price of US$0.50 per Share for a period of five years from the date of the Subscription Agreement.

     Based on the execution of the Subscription Agreement, the Company issued 487,500 Shares in the capital of the Company to Winster Investments Limited. Additionally, the Company has reserved for issuance to Winster Investments Limited 487,500 Shares in the capital of the Company for the timely exercise of the Warrants. The Exhibit D to this report contains a copy of the Warrant Certificate that was issued to Winster Investments Limited.

Common Shares Issued to Retire Debt

     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements. A listing of the common shares issued on March 27, 2002 to retire debt to officers is detailed under NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, Related Party Transactions above. The Directors have agreed to support the Company until a joint venture or private placement is completed.

ITEM 2. Management's Discussion and Analysis of financial condition and results of operations

1.  Overview

     The Company's mission is to develop affordable fuel cells, fuel cell power generators, and related small products for industrial, commercial, educational, scientific, transportation and similar applications. The Company intends to penetrate existing portable and other small generator markets with quiet, odorless, non-polluting and highly efficient fuel cell generators in those niche markets in which they can compete technically and economically.

     Since 1995, the Company has been engaged in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial and retail markets. The Company has completed and field-tested three separate fuel cell energy systems: a one-kilowatt portable unit, a fuel cell system to drive golf cars and similar small vehicles, and a four-kilowatt fuel cell to provide electricity, heat and hot water for an individual home or small business. The main focus of the Company has been to develop and market a one-kilowatt alkaline fuel cell ("AFC") system which could be used to power golf cars, in-plant material movers and similar small vehicles. In March 2001, the Company completed an operating golf car powered by an AFC fuel cell system.
On the basis of these accomplishments, AEI is now seeking private placements and strategic partnerships to pursue pilot production of AFC units. Near-term options for these AFC units include golf cars and other light, zero emission vehicles, NEVs, electric boats, silent and odorless generators for luxury yachts and recreational vehicles, UPS systems for computer networks, hospitals and similar small applications that can be served immediately by AEI fuel cell units.

2.  Financial Position

     In October 1998, the Company entered into a License Agreement and an Equipment Lease with Energy Ventures Inc. (Canada), a subsidiary of Energy Ventures Inc., a Delaware corporation, ("EVI"). As a result of the non-exclusive license, the Company acquired 200,000 shares of EVI common stock (see item #4 in Business Overview Annual Report 20F for 12/31/00). The sale of more than 83,800 of these EVI shares in the spring of 2000 for a total proceeds of US $257,337 provided the cash resources necessary to finance the completion of the Company's golf car project. During the remainder of the year 2000, the Company sold another 11,200 shares of EVI for proceeds of US $29,286. The remaining 102,900 EVI shares were sold in the first quarter of year 2001 and received net proceeds of US $63,957.

     EVI did not pay to the Company the Cdn $10,000 minimum annual royalty due March 31, 2001. The Company and EVI tentatively agreed to negotiate a settlement with respect to the non-payment in early July. Board representatives for AEI met with board representatives of EVI. Discussion centered on the current agreement between the two corporations and a future possible share exchange by each company. A meeting with the management of EVI was held in October 2001. At that time, the Company discovered that EVI changed its name to Energy Visions, Inc. Management of Energy Visions, Inc. acknowledges the outstanding indebtedness to AEI. The Company is awaiting the proposal for settlement from Energy Visions, Inc.

3.  Three Months 3/31/01 and 3/31/02

     As shown in the financial statements, the Company had a net loss of Cdn $111,286 and net cash used in operating activities of Cdn $59,981 for the three months ended March 31, 2002.

     As of March 31, 2002, the Company had Cdn $8,508 cash on hand and in the bank. The primary sources of cash and financing for the Company for the three months then ended were Cdn $20,000 as advances from related parties, and Cdn $37,500 from the issuance of common shares of stock. The primary use of cash during that period was Cdn $59,981 to finance the Company's operations.

     The Company's total revenue was Cdn $20,095 during the three months ended March 31, 2002, an increase of 73% from its total revenue of Cdn $11,629 during the three months ended March 31, 2001. Revenue from the three months ended March 31, 2002 consisted mainly of product sales, literature sales, compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses. The same three-month period for 2001 had revenue that consisted primarily of product sales, literature sales, compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses.

     The Company sustained a net loss of Cdn $111,286 for the three months ended March 31, 2002 compared to a net loss of Cdn $234,910 for the three months ended March 31, 2001. The decrease in net loss of 53% primarily resulted from two factors. In the three months ended March 31, 2002 the Company had an increase in revenue. Expenses during the three months ended March 31, 2001 were higher than the three months ended March 31, 2002 because more funds were available to spend on research due to the sale of the EV shares.

4.  Liquidity and Capital Resources

     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements. The Directors have agreed to support the company until a joint venture or private placement is completed.

     The Company has obtained additional outside capital through a sale of its Common Stock in private placement offerings. The Company has succeeded in placing its Common Stock on the O.T.C. Bulletin Board to facilitate such a financing. The Company completed private placements in February and April 2002.

5.  Forward Looking Statements

     This quarterly report contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this quarterly report, are forward-looking statements. In addition, when used in this document, the words "anticipate", "estimate", "project" and similar expressions are intended to identify forward-looking statements.
These forward-looking statements are subject to certain risks, uncertainties and assumptions including risks relating to our limited operating history and operations losses; significant capital requirements; development of markets required for successful performance by the company, as well as other risks described in the Company's Annual Report on 20F and in this quarterly report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Although the Company believes that the expectations we include in such forward-looking statements are reasonable we cannot assure you that these expectations will prove to be correct.

PART II  OTHER INFORMATION

ITEM 1.  Legal Proceedings

     On November 10, 1999, E. Roy Birkett, a former director and officer of the Company, instituted an action against the Company in the Superior Court of Justice (Ontario) (File No. 99-CV-179868) seeking recovery of Cdn $315,000 he had advanced on behalf of the Company. Mr. Birkett was President of the Company in 1995 when it acquired Astris Inc. Included in a March 1995 Letter of Intent for the acquisition of Astris Inc. was the binding obligation of Mr. Birkett and the other then principals of the Company to advance funds to keep AEI operating until such time as they had raised or arranged a financing for the Company of a minimum of US$5,000,000. Such financing was never obtained. Mr. Birkett originally sought actual damages in excess of Cdn $315,000, plus costs.

     In February 2001, Mr. Birkett's counsel requested the Company to consent to an expansion of Mr. Birkett's initial claim to Cdn $1.942,301, in order to cover additional expenses he allegedly incurred on behalf of the Company in 1995 with regards to the proposed financing. The Company has chosen not to oppose this request as Canadian civil procedure allows permissive amendments to pleadings up until judgment.

     The Company believes that Mr. Birkett's claims are without merit, as the repayment obligation was conditional upon the obtaining of the financing. In addition, the Company believes that there is no meritorious basis to the additional claim for expenses. In addition to defending itself vigorously in this action, the Company has also filed a counterclaim to seek damages of Cdn $5,000,000.

     Both parties have completed their examination, and the pretrial hearing is scheduled for July 12, 2002, before an independent judge in the Ontario Court. The trial date has been set for October 7, 2002.

ITEMS 2-5:  Not applicable

ITEM 6: Exhibits and Reports on 6-K
        Exhibits

        A.) Warrant Certificate for The Schloo Family Trust
        B.) Warrant Certificate for Kevin Thomas Little
        C.) Warrant Certificate for Anthony Durkacz
        D.) Warrant Certificate for Winster Investments Limited

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                             ASTRIS ENERGI INC.

                                             By:  /s/ Jiri K. Nor
                                                --------------------------
                                                     President
Date June 25, 2002

Exhibit A
Certificate No. W-2
                               ASTRIS ENERGI INC.
                                   WARRANT
                         FOR PURCHASE OF COMMON SHARES

     This is to certify that FOR VALUE RECEIVED, The Schloo Family Trust (the "Warrantholder") has the right to purchase, at any time up to 5:00 p.m. (Toronto Time) on February 8, 2005 (the "Expiry Time") 125,000 fully paid and non-assessable common shares in the capital of Astris Energi Inc. (the "Company") as constituted on the date hereof at a purchase price of US $0.50 per share (the "Exercise Price").

     The Company agrees that the shares so purchased shall be deemed to be issued to the Warrantholder as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares as aforesaid.

     Nothing contained herein shall confer any right upon the Warrantholder to subscribe for or purchase any shares of the Company at any time after the Expiry Time, and from and after the Expiry Time this Warrant and all rights hereunder shall be void and of no value.

     The above provisions are subject to the following:

1. In the event the Warrantholder desires to exercise the right to purchase shares in the capital of the Company conferred hereby, the Warrantholder shall: (a) duly complete in the manner indicated and execute a subscription in the form attached to this Warrant, (b) surrender this Warrant to the Company in accordance with section 11 hereof and (c) pay the amount payable on the exercise of this Warrant in respect of the shares in the capital of the Company subscribed for either in cash or by certified cheque payable to the Company. Upon such surrender and payment as aforesaid, the Warrantholder shall be deemed for all purposes to be a shareholder of record of the number of shares in the capital of the Company to be so issued and the Warrantholder shall be entitled to delivery of a certificate or certificates evidencing such shares and the Company shall cause such certificate or certificates to be delivered to the Warrantholder at the address specified in the said subscription form within ten days of said surrender and payment as aforesaid. No fractional common shares will be issuable upon any exercise of this Warrant and the Warrantholder will not be entitled to any cash payment or compensation in lieu of fractional Common Shares.

2. The Warrantholder may subscribe for and purchase any lesser number of full shares than the number of shares expressed in this Warrant. In the event that the Warrantholder subscribes for and purchases any such lesser number of shares prior to the Expiry Time, the Warrantholder shall be entitled to receive a replacement Warrant with respect to the unexercised balance.

3. The holding of this Warrant shall not constitute the Warrantholder a shareholder of the Company nor entitle the Warrantholder to any right or interest thereof except as herein expressly provided.

4. The Company covenants and agrees that it is duly authorised to create and issue this Warrant and that it is a valid and enforceable obligation of the Company in accordance with the terms hereof and that it will cause the shares from time to time subscribed for and purchased in the manner herein provided and the certificate evidencing such shares to be duly issued and that, at all times prior to the Expiry Time, it shall reserve and there shall remain unissued out of its authorised capital a sufficient number of shares to satisfy the right of purchase herein provided for. The Company further covenants and agrees that it will at its expense expeditiously use its best efforts to procure the listing of such shares (subject to issuance or notice of issuance) on any stock exchange on which the shares of the Company may be listed from time to time. All shares which shall be issued upon the exercise of the right of purchase herein provided for, upon payment therefor of the amount at which such shares may be purchased pursuant to the provisions hereof, shall be deemed to be fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof.

5. If at any time after the date hereof and prior to the Expiry Time there shall be a reclassification of the outstanding common shares or change of the common shares into other shares or securities, any other capital reorganization of the capital of the Company, a consolidation, amalgamation or merger of the Company with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding common shares or a change of the common shares into other shares or securities) or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity or if the Company shall make a distribution to the holders of all or substantially all of the outstanding common shares of common shares or securities exchangeable for or convertible into common shares (any of such events being called a "Capital Reorganization"), the Warrantholder shall thereafter be entitled to receive upon exercise of this Warrant, and shall accept for the same aggregate consideration, in lieu of the number of common shares to which it was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which it would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, it had been the registered holder of the number of common shares to which it was theretofore entitled upon such exercise.

6. In the event of any question arising with respect to the adjustments provided herein, such question shall be conclusively determined by a firm of chartered accountants appointed by the Company and acceptable to the Warrantholder (who may be the Company's auditors); such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company and the Warrantholder. In the event that any such determination is made, the Company shall deliver a certificate to the Warrantholder describing such determination.

7. In case the Company after the date of this Warrant shall take any action affecting the common shares, other than action referred to in subsection (1), which in the opinion of the directors of the Company would materially affect the rights of the Warrantholder hereunder, the Exercise Price or the number of common shares purchasable upon exercise of this Warrant shall be adjusted in such manner, if any, and at such time, by action by the directors, in their sole discretion as they may determine to be equitable in the circumstances. Failure of the directors to make an adjustment in accordance with this subsection (3) shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances. In the event that any such adjustment is made, the Company shall deliver a certificate to the Warrantholder describing such adjustment.

8. As a condition precedent to the taking of any action which would require an adjustment pursuant to section 5, the Company shall take any action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue as fully paid and non-assessable all the securities or transfer all the property which the Warrantholder is entitled to receive on the full exercise hereof in accordance with the provisions hereof.

9. At least 10 days prior to the effective date or record date, as the case may be, of any event which, if implemented, will require an adjustment in any of the subscription rights pursuant to this Warrant, the Company shall give notice to the Warrantholder of the particulars of such event and, if determinable, the required adjustment.

10. In case any adjustment for which a notice in subsection (1) has been given is not then determinable, the Company shall promptly after such adjustment is determinable give notice to the Warrantholder of the adjustment.

11. Where a notice in subsection 7(1) or (2) has been given, the Warrantholder shall be entitled to rely absolutely on any adjustment calculation of the Company or the Company's auditors.

12. The Company covenants and agrees that it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such other acts, deeds and assurances as the Warrantholder shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of this Warrant.

13.  Time shall be of the essence hereof.

14. This Warrant shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

15. Any notice required or permitted to be given hereunder shall be in writing and may be given by mailing the same postage prepaid or delivering the same addressed to the Company at:

               Astris Energi Inc.
               2175-6 Dunwin Drive
               Mississauga, Ontario L5L 1X2
               Attention: Jiri K. Nor, President

     and to the Warrantholder at:
               The Schloo Family Trust
               R.R. #3 Shelburne
               ON L0N 1S7
               Attention: Dan Schloo



     Any notice aforesaid if delivered shall be deemed to have been given or made on the date on which it was delivered or, if mailed, shall be deemed to have been given on the third business day following the day on which it was mailed. Either of the parties hereto may change its address for service from time to time by notice given in accordance with the foregoing.

     This Warrant shall enure to the benefit of the Warrantholder and be binding upon the Company and their respective successors and permitted assigns.

16. The holder of this Warrant may at any time prior to the Expiry Time transfer the same at the principal office of the Company in the City of Mississauga, Ontario. Any such transfer of this Warrant may be made only by the registered holder or, if applicable, its successors or assigns or its attorney duly appointed by an instrument in writing in form, substance and execution satisfactory to the Company, acting reasonably, upon surrender of this Warrant. The Company may treat the registered holder of this Warrant for all purposes as the absolute owner hereof and shall not be affected by any notice or knowledge to the contrary.

17. The Company shall cause to be kept at its principal office in the City of Mississauga, Ontario a register in which shall be entered the name and address of the holder of this Warrant and of all transfers thereof.

18. The holder of this Warrant may at any time prior to the Expiry Time, upon surrender of this Warrant to the Company at its principal office in the City of Mississauga, Ontario, exchange this Warrant for Warrants of like tenor in other denominations entitling the holder or holders thereof to purchase in the aggregate the same number of common shares as may be purchased under the Warrant so surrendered.

     IN WITNESS WHEREOF Astris Energi Inc. has caused this Warrant to be signed by its duly authorised officer as of the 8th day of February, 2002.
                              ASTRIS ENERGI INC.

                           By:    /s/ Jiri K. Nor
                              --------------------------
                              Name:     Jiri Nor
                              Title:    President

                           SUBSCRIPTION FORM



TO:     ASTRIS ENERGI INC.
     The undersigned holder of the within Warrant hereby exercises the right to acquire and subscribes for 125,000 common shares of the issued and outstanding common shares of Astris Energi Inc. according to the terms of the within Warrant.

     The said common shares are to be issued as follows:



Name
DATED this             day of                              , 200__.
Signature of Subscriber:
Name of Subscriber:     Dan Schloo
(Please Print):
Address in full of Subscriber: The Schloo Family Trust
                                R.R. #3 Shelburn, ON
                                L9N 1S7

                              TRANSFER FORM


     FOR VALUE RECEIVED,
hereby assigns and transfers to
rights to acquire common shares represented by the within Warrant.


DATED                            , 200__.





IN THE PRESENCE OF                        Signature of Registered Holder


NOTE: The signature on this assignment must correspond with the name as written upon the face of the Warrant in every particular without alteration or enlargement or any change whatever.

Exhibit B
Certificate No. W-3
                              ASTRIS ENERGI INC.
                                   WARRANT
                        FOR PURCHASE OF COMMON SHARES

     This is to certify that FOR VALUE RECEIVED, Kevin Thomas Little (the "Warrantholder") has the right to purchase, at any time up to 5:00 p.m. (Toronto Time) on April 24, 2005 (the "Expiry Time") 12,500 fully paid and non-assessable common shares in the capital of Astris Energi Inc. (the "Company") as constituted on the date hereof at a purchase price of US $0.50 per share (the "Exercise Price").

     The Company agrees that the shares so purchased shall be deemed to be issued to the Warrantholder as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares as aforesaid.

     Nothing contained herein shall confer any right upon the Warrantholder to subscribe for or purchase any shares of the Company at any time after the Expiry Time, and from and after the Expiry Time this Warrant and all rights hereunder shall be void and of no value.

     The above provisions are subject to the following:

1. In the event the Warrantholder desires to exercise the right to purchase shares in the capital of the Company conferred hereby, the Warrantholder shall: (a) duly complete in the manner indicated and execute a subscription in the form attached to this Warrant, (b) surrender this Warrant to the Company in accordance with section 11 hereof and (c) pay the amount payable on the exercise of this Warrant in respect of the shares in the capital of the Company subscribed for either in cash or by certified cheque payable to the Company. Upon such surrender and payment as aforesaid, the Warrantholder shall be deemed for all purposes to be a shareholder of record of the number of shares in the capital of the Company to be so issued and the Warrantholder shall be entitled to delivery of a certificate or certificates evidencing such shares and the Company shall cause such certificate or certificates to be delivered to the Warrantholder at the address specified in the said subscription form within ten days of said surrender and payment as aforesaid. No fractional common shares will be issuable upon any exercise of this Warrant and the Warrantholder will not be entitled to any cash payment or compensation in lieu of fractional Common Shares.

2. The Warrantholder may subscribe for and purchase any lesser number of full shares than the number of shares expressed in this Warrant. In the event that the Warrantholder subscribes for and purchases any such lesser number of shares prior to the Expiry Time, the Warrantholder shall be entitled to receive a replacement Warrant with respect to the unexercised balance.

3. The holding of this Warrant shall not constitute the Warrantholder a shareholder of the Company nor entitle the Warrantholder to any right or interest thereof except as herein expressly provided.

4. The Company covenants and agrees that it is duly authorised to create and issue this Warrant and that it is a valid and enforceable obligation of the Company in accordance with the terms hereof and that it will cause the shares from time to time subscribed for and purchased in the manner herein provided and the certificate evidencing such shares to be duly issued and that, at all times prior to the Expiry Time, it shall reserve and there shall remain unissued out of its authorised capital a sufficient number of shares to satisfy the right of purchase herein provided for. The Company further covenants and agrees that it will at its expense expeditiously use its best efforts to procure the listing of such shares (subject to issuance or notice of issuance) on any stock exchange on which the shares of the Company may be listed from time to time. All shares which shall be issued upon the exercise of the right of purchase herein provided for, upon payment therefor of the amount at which such shares may be purchased pursuant to the provisions hereof, shall be deemed to be fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof.

5. If at any time after the date hereof and prior to the Expiry Time there shall be a reclassification of the outstanding common shares or change of the common shares into other shares or securities, any other capital reorganization of the capital of the Company, a consolidation, amalgamation or merger of the Company with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding common shares or a change of the common shares into other shares or securities) or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity or if the Company shall make a distribution to the holders of all or substantially all of the outstanding common shares of common shares or securities exchangeable for or convertible into common shares (any of such events being called a "Capital Reorganization"), the Warrantholder shall thereafter be entitled to receive upon exercise of this Warrant, and shall accept for the same aggregate consideration, in lieu of the number of common shares to which it was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which it would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, it had been the registered holder of the number of common shares to which it was theretofore entitled upon such exercise.

6. In the event of any question arising with respect to the adjustments provided herein, such question shall be conclusively determined by a firm of chartered accountants appointed by the Company and acceptable to the Warrantholder (who may be the Company's auditors); such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company and the Warrantholder. In the event that any such determination is made, the Company shall deliver a certificate to the Warrantholder describing such determination.

7. In case the Company after the date of this Warrant shall take any action affecting the common shares, other than action referred to in subsection (1), which in the opinion of the directors of the Company would materially affect the rights of the Warrantholder hereunder, the Exercise Price or the number of common shares purchasable upon exercise of this Warrant shall be adjusted in such manner, if any, and at such time, by action by the directors, in their sole discretion as they may determine to be equitable in the circumstances. Failure of the directors to make an adjustment in accordance with this subsection (3) shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances. In the event that any such adjustment is made, the Company shall deliver a certificate to the Warrantholder describing such adjustment.

8. As a condition precedent to the taking of any action which would require an adjustment pursuant to section 5, the Company shall take any action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue as fully paid and non-assessable all the securities or transfer all the property which the Warrantholder is entitled to receive on the full exercise hereof in accordance with the provisions hereof.

9. At least 10 days prior to the effective date or record date, as the case may be, of any event which, if implemented, will require an adjustment in any of the subscription rights pursuant to this Warrant, the Company shall give notice to the Warrantholder of the particulars of such event and, if determinable, the required adjustment.

10. In case any adjustment for which a notice in subsection (1) has been given is not then determinable, the Company shall promptly after such adjustment is determinable give notice to the Warrantholder of the adjustment.

11. Where a notice in subsection 7(1) or (2) has been given, the Warrantholder shall be entitled to rely absolutely on any adjustment calculation of the Company or the Company's auditors.

12. The Company covenants and agrees that it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such other acts, deeds and assurances as the Warrantholder shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of this Warrant.

13.  Time shall be of the essence hereof.

14. This Warrant shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

15. Any notice required or permitted to be given hereunder shall be in writing and may be given by mailing the same postage prepaid or delivering the same addressed to the Company at:

                      Astris Energi Inc.
                      2175-6 Dunwin Drive
                      Mississauga, Ontario
                      L5L 1X2
                      Attention:  Jiri K. Nor, President

     and to the Warrantholder at:

                      Kevin Thomas Little
                      127 Welland Street
                      Port Colbourne, ON L3K 1V2

     Any notice aforesaid if delivered shall be deemed to have been given or made on the date on which it was delivered or, if mailed, shall be deemed to have been given on the third business day following the day on which it was mailed. Either of the parties hereto may change its address for service from time to time by notice given in accordance with the foregoing.

     This Warrant shall enure to the benefit of the Warrantholder and be binding upon the Company and their respective successors and permitted assigns.

16. The holder of this Warrant may at any time prior to the Expiry Time transfer the same at the principal office of the Company in the City of Mississauga, Ontario. Any such transfer of this Warrant may be made only by the registered holder or, if applicable, its successors or assigns or its attorney duly appointed by an instrument in writing in form, substance and execution satisfactory to the Company, acting reasonably, upon surrender of this Warrant. The Company may treat the registered holder of this Warrant for all purposes as the absolute owner hereof and shall not be affected by any notice or knowledge to the contrary.

17. The Company shall cause to be kept at its principal office in the City of Mississauga, Ontario a register in which shall be entered the name and address of the holder of this Warrant and of all transfers thereof.

18. The holder of this Warrant may at any time prior to the Expiry Time, upon surrender of this Warrant to the Company at its principal office in the City of Mississauga, Ontario, exchange this Warrant for Warrants of like tenor in other denominations entitling the holder or holders thereof to purchase in the aggregate the same number of common shares as may be purchased under the Warrant so surrendered.

     IN WITNESS WHEREOF Astris Energi Inc. has caused this Warrant to be signed by its duly authorised officer as of the 24th day of April, 2002.

                                   ASTRIS ENERGI INC.

                                   By:       /s/ Jiri K. Nor
                                      ------------------------------
                                      Name: Jiri Nor
                                      Title: President

                              SUBSCRIPTION FORM


TO:  ASTRIS ENERGI INC.
     The undersigned holder of the within Warrant hereby exercises the right to acquire and subscribes for 12,500 common shares of the issued and outstanding common shares of Astris Energi Inc. according to the terms of the within Warrant.

     The said common shares are to be issued as follows:


Name

DATED this             day of                              , 200__.
Signature of Subscriber:
Name of Subscriber:	Kevin Thomas Little
(Please Print):
Address in full of Subscriber: 127 Welland Street
                                Port Colbourne, ON
                                L3K 1V2

                                 TRANSFER FORM
     FOR VALUE RECEIVED,
hereby assigns and transfers to
rights to acquire common shares represented by the within Warrant.


DATED                            , 200__.





IN THE PRESENCE OF                        Signature of Registered Holder


NOTE: The signature on this assignment must correspond with the name as written upon the face of the Warrant in every particular without alteration or enlargement or any change whatever.

Exhibit C
Certificate No. W-4
                             ASTRIS ENERGI INC.
                                   WARRANT
                       FOR PURCHASE OF COMMON SHARES

     This is to certify that FOR VALUE RECEIVED, Anthony Durkacz (the "Warrantholder") has the right to purchase, at any time up to 5:00 p.m. (Toronto Time) on April 24, 2005 (the "Expiry Time") 112,500 fully paid and non-assessable common shares in the capital of Astris Energi Inc. (the "Company") as constituted on the date hereof at a purchase price of US $0.50 per share (the "Exercise Price").

     The Company agrees that the shares so purchased shall be deemed to be issued to the Warrantholder as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares as aforesaid.

     Nothing contained herein shall confer any right upon the Warrantholder to subscribe for or purchase any shares of the Company at any time after the Expiry Time, and from and after the Expiry Time this Warrant and all rights hereunder shall be void and of no value.

     The above provisions are subject to the following:

1. In the event the Warrantholder desires to exercise the right to purchase shares in the capital of the Company conferred hereby, the Warrantholder shall: (a) duly complete in the manner indicated and execute a subscription in the form attached to this Warrant, (b) surrender this Warrant to the Company in accordance with section 11 hereof and (c) pay the amount payable on the exercise of this Warrant in respect of the shares in the capital of the Company subscribed for either in cash or by certified cheque payable to the Company. Upon such surrender and payment as aforesaid, the Warrantholder shall be deemed for all purposes to be a shareholder of record of the number of shares in the capital of the Company to be so issued and the Warrantholder shall be entitled to delivery of a certificate or certificates evidencing such shares and the Company shall cause such certificate or certificates to be delivered to the Warrantholder at the address specified in the said subscription form within ten days of said surrender and payment as aforesaid. No fractional common shares will be issuable upon any exercise of this Warrant and the Warrantholder will not be entitled to any cash payment or compensation in lieu of fractional Common Shares.

2. The Warrantholder may subscribe for and purchase any lesser number of full shares than the number of shares expressed in this Warrant. In the event that the Warrantholder subscribes for and purchases any such lesser number of shares prior to the Expiry Time, the Warrantholder shall be entitled to receive a replacement Warrant with respect to the unexercised balance.

3. The holding of this Warrant shall not constitute the Warrantholder a shareholder of the Company nor entitle the Warrantholder to any right or interest thereof except as herein expressly provided.

4. The Company covenants and agrees that it is duly authorised to create and issue this Warrant and that it is a valid and enforceable obligation of the Company in accordance with the terms hereof and that it will cause the shares from time to time subscribed for and purchased in the manner herein provided and the certificate evidencing such shares to be duly issued and that, at all times prior to the Expiry Time, it shall reserve and there shall remain unissued out of its authorised capital a sufficient number of shares to satisfy the right of purchase herein provided for. The Company further covenants and agrees that it will at its expense expeditiously use its best efforts to procure the listing of such shares (subject to issuance or notice of issuance) on any stock exchange on which the shares of the Company may be listed from time to time. All shares which shall be issued upon the exercise of the right of purchase herein provided for, upon payment therefor of the amount at which such shares may be purchased pursuant to the provisions hereof, shall be deemed to be fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof.

5. If at any time after the date hereof and prior to the Expiry Time there shall be a reclassification of the outstanding common shares or change of the common shares into other shares or securities, any other capital reorganization of the capital of the Company, a consolidation, amalgamation or merger of the Company with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding common shares or a change of the common shares into other shares or securities) or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity or if the Company shall make a distribution to the holders of all or substantially all of the outstanding common shares of common shares or securities exchangeable for or convertible into common shares (any of such events being called a "Capital Reorganization"), the Warrantholder shall thereafter be entitled to receive upon exercise of this Warrant, and shall accept for the same aggregate consideration, in lieu of the number of common shares to which it was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which it would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, it had been the registered holder of the number of common shares to which it was theretofore entitled upon such exercise.

6. In the event of any question arising with respect to the adjustments provided herein, such question shall be conclusively determined by a firm of chartered accountants appointed by the Company and acceptable to the Warrantholder (who may be the Company's auditors); such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company and the Warrantholder. In the event that any such determination is made, the Company shall deliver a certificate to the Warrantholder describing such determination.

7. In case the Company after the date of this Warrant shall take any action affecting the common shares, other than action referred to in subsection (1), which in the opinion of the directors of the Company would materially affect the rights of the Warrantholder hereunder, the Exercise Price or the number of common shares purchasable upon exercise of this Warrant shall be adjusted in such manner, if any, and at such time, by action by the directors, in their sole discretion as they may determine to be equitable in the circumstances. Failure of the directors to make an adjustment in accordance with this subsection (3) shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances. In the event that any such adjustment is made, the Company shall deliver a certificate to the Warrantholder describing such adjustment.



8. As a condition precedent to the taking of any action which would require an adjustment pursuant to section 5, the Company shall take any action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue as fully paid and non-assessable all the securities or transfer all the property which the Warrantholder is entitled to receive on the full exercise hereof in accordance with the provisions hereof.

9. At least 10 days prior to the effective date or record date, as the case may be, of any event which, if implemented, will require an adjustment in any of the subscription rights pursuant to this Warrant, the Company shall give notice to the Warrantholder of the particulars of such event and, if determinable, the required adjustment.

10. In case any adjustment for which a notice in subsection (1) has been given is not then determinable, the Company shall promptly after such adjustment is determinable give notice to the Warrantholder of the adjustment.

11. Where a notice in subsection 7(1) or (2) has been given, the Warrantholder shall be entitled to rely absolutely on any adjustment calculation of the Company or the Company's auditors.

12. The Company covenants and agrees that it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such other acts, deeds and assurances as the Warrantholder shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of this Warrant.

13.  Time shall be of the essence hereof.

14. This Warrant shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

15. Any notice required or permitted to be given hereunder shall be in writing and may be given by mailing the same postage prepaid or delivering the same addressed to the Company at:

                      Astris Energi Inc.
                      2175-6 Dunwin Drive
                      Mississauga, Ontario
                      L5L 1X2
                      Attention:  Jiri K. Nor, President

     and to the Warrantholder at:

                     Anthony Durkacz
                     7 King Street East, Suite 1810
                     Toronto, Ontario M5C 3C5

     Any notice aforesaid if delivered shall be deemed to have been given or made on the date on which it was delivered or, if mailed, shall be deemed to have been given on the third business day following the day on which it was mailed. Either of the parties hereto may change its address for service from time to time by notice given in accordance with the foregoing.

     This Warrant shall enure to the benefit of the Warrantholder and be binding upon the Company and their respective successors and permitted assigns.

16. The holder of this Warrant may at any time prior to the Expiry Time transfer the same at the principal office of the Company in the City of Mississauga, Ontario. Any such transfer of this Warrant may be made only by the registered holder or, if applicable, its successors or assigns or its attorney duly appointed by an instrument in writing in form, substance and execution satisfactory to the Company, acting reasonably, upon surrender of this Warrant. The Company may treat the registered holder of this Warrant for all purposes as the absolute owner hereof and shall not be affected by any notice or knowledge to the contrary.

17. The Company shall cause to be kept at its principal office in the City of Mississauga, Ontario a register in which shall be entered the name and address of the holder of this Warrant and of all transfers thereof.

18. The holder of this Warrant may at any time prior to the Expiry Time, upon surrender of this Warrant to the Company at its principal office in the City of Mississauga, Ontario, exchange this Warrant for Warrants of like tenor in other denominations entitling the holder or holders thereof to purchase in the aggregate the same number of common shares as may be purchased under the Warrant so surrendered.

     IN WITNESS WHEREOF Astris Energi Inc. has caused this Warrant to be signed by its duly authorised officer as of the 24th day of April, 2002.


                                         ASTRIS ENERGI INC.

                                         By:        /s/ Jiri K. Nor
                                            --------------------------------
                                         Name:  Jiri Nor
                                         Title: President

                              SUBSCRIPTION FORM



TO:  ASTRIS ENERGI INC.

     The undersigned holder of the within Warrant hereby exercises the right to acquire and subscribes for 112,500 common shares of the issued and outstanding common shares of Astris Energi Inc. according to the terms of the within Warrant.

     The said common shares are to be issued as follows:

Name   ____________________________________________________

DATED this             day of                              , 200__.

Signature of Subscriber:

Name of Subscriber:	Anthony Durkacz
(Please Print):

Address in full of Subscriber: 7 King Street East, Suite 1810
                                Toronto, ON
                                M5C 3C5

                                 TRANSFER FORM
FOR VALUE RECEIVED,
hereby assigns and transfers to
rights to acquire common shares represented by the within Warrant.




DATED                            , 200__.





IN THE PRESENCE OF                        Signature of Registered Holder


NOTE: The signature on this assignment must correspond with the name as written upon the face of the Warrant in every particular without alteration or enlargement or any change whatever.

Exhibit D
Certificate No. W-5
                               ASTRIS ENERGI INC.
                                   WARRANT
                         FOR PURCHASE OF COMMON SHARES

     This is to certify that FOR VALUE RECEIVED, Wintser Investments Limited (the "Warrantholder") has the right to purchase, at any time up to 5:00 p.m. (Toronto Time) on June 14, 2007 (the "Expiry Time") 487,500 fully paid and non-assessable common shares in the capital of Astris Energi Inc. (the "Company") as constituted on the date hereof at a purchase price of U.S.$0.50 per share (the "Exercise Price").

     The Company agrees that the shares so purchased shall be and be deemed to be issued to the Warrantholder as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares as aforesaid.
     Nothing contained herein shall confer any right upon the Warrantholder to subscribe for or purchase any shares of the Company at any time after the Expiry Time, and from and after the Expiry Time this Warrant and all rights hereunder shall be void and of no value.
     The above provisions are subject to the following:
1. In the event the Warrantholder desires to exercise the right to purchase shares in the capital of the Company conferred hereby, the Warrantholder shall: (a) duly complete in the manner indicated and execute a subscription in the form attached to this Warrant, (b) surrender this Warrant to the Company in accordance with section 11 hereof and (c) pay the amount payable on the exercise of this Warrant in respect of the shares in the capital of the Company subscribed for either in cash or by certified cheque payable to the Company. Upon such surrender and payment as aforesaid, the Warrantholder shall be deemed for all purposes to be a shareholder of record of the number of shares in the capital of the Company to be so issued and the Warrantholder shall be entitled to delivery of a certificate or certificates evidencing such shares and the Company shall cause such certificate or certificates to be delivered to the Warrantholder at the address specified in the said subscription form within ten days of said surrender and payment as aforesaid. No fractional common shares will be issuable upon any exercise of this Warrant and the Warrantholder will not be entitled to any cash payment or compensation in lieu of fractional Common Shares.
2. The Warrantholder may subscribe for and purchase any lesser number of full shares than the number of shares expressed in this Warrant. In the event that the Warrantholder subscribes for and purchases any such lesser number of shares prior to the Expiry Time, the Warrantholder shall be entitled to receive a replacement Warrant with respect to the unexercised balance.
3. The holding of this Warrant shall not constitute the Warrantholder a shareholder of the Company nor entitle the Warrantholder to any right or interest thereof except as herein expressly provided.
4. The Company covenants and agrees that it is duly authorized to create and issue this Warrant and that it is a valid and enforceable obligation of the Company in accordance with the terms hereof and that it will cause the shares from time to time subscribed for and purchased in the manner herein provided and the certificate evidencing such shares to be duly issued and that, at all times prior to the Expiry Time, it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of shares to satisfy the right of purchase herein provided for. The Company further covenants and agrees that it will at its expense expeditiously use its best efforts to procure the listing of such shares (subject to issuance or notice of issuance) on any stock exchange on which the shares of the Company may be listed from time to time. All shares which shall be issued upon the exercise of the right of purchase herein provided for, upon payment therefor of the amount at which such shares may be purchased pursuant to the provisions hereof, shall be and be deemed to be fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof.
5. If at any time after the date hereof and prior to the Expiry Time there shall be a reclassification of the outstanding common shares or change of the common shares into other shares or securities, any other capital reorganization of the capital of the Company, a consolidation, amalgamation or merger of the Company with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding common shares or a change of the common shares into other shares or securities) or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity or if the Company shall make a distribution to the holders of all or substantially all of the outstanding common shares of common shares or securities exchangeable for or convertible into common shares (any of such events being called a "Capital Reorganization"), the Warrantholder shall thereafter be entitled to receive upon exercise of this Warrant, and shall accept for the same aggregate consideration, in lieu of the number of common shares to which it was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which it would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, it had been the registered holder of the number of common shares to which it was theretofore entitled upon such exercise.
6. In the event of any question arising with respect to the adjustments provided herein, such question shall be conclusively determined by a firm of chartered accountants appointed by the Company and acceptable to the Warrantholder (who may be the Company's auditors); such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company and the Warrantholder. In the event that any such determination is made, the Company shall deliver a certificate to the Warrantholder describing such determination.
7. In case the Company after the date of this Warrant shall take any action affecting the common shares, other than action referred to in subsection (1), which in the opinion of the directors of the Company would materially affect the rights of the Warrantholder hereunder, the Exercise Price or the number of common shares purchasable upon exercise of this Warrant shall be adjusted in such manner, if any, and at such time, by action by the directors, in their sole discretion as they may determine to be equitable in the circumstances. Failure of the directors to make an adjustment in accordance with this subsection (3) shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances. In the event that any such adjustment is made, the Company shall deliver a certificate to the Warrantholder describing such adjustment.

8. As a condition precedent to the taking of any action which would require an adjustment pursuant to section 5, the Company shall take any action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue as fully paid and non-assessable all the securities or transfer all the property which the Warrantholder is entitled to receive on the full exercise hereof in accordance with the provisions hereof.
9. At least 10 days prior to the effective date or record date, as the case may be, of any event which, if implemented, will require an adjustment in any of the subscription rights pursuant to this Warrant, the Company shall give notice to the Warrantholder of the particulars of such event and, if determinable, the required adjustment.
10. In case any adjustment for which a notice in subsection (1) has been given is not then determinable, the Company shall promptly after such adjustment is determinable give notice to the Warrantholder of the adjustment.
11. Where a notice in subsection 7(1) or (2) has been given, the Warrantholder shall be entitled to rely absolutely on any adjustment calculation of the Company or the Company's auditors.
12. The Company covenants and agrees that it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such other acts, deeds and assurances as the Warrantholder shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of this Warrant.
13.  Time shall be of the essence hereof.
14. This Warrant shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.
15. Any notice required or permitted to be given hereunder shall be in writing and may be given by mailing the same postage prepaid or delivering the same addressed to the Company at:

                        Astris Energi, Inc.
                        2175-6 Dunwin Drive
                        Mississauga, Ontario
                        Canada l5l 1X2
                        Attention:  President

     and to the Warrantholder at:
                        Wintser Investments Limited
                        66 Falby Court, Apartment #1008
                        Ajax, ON  L1S 3L2
                        Attention:  Edgar D. Wilson

     Any notice aforesaid if delivered shall be deemed to have been given or made on the date on which it was delivered or, if mailed, shall be deemed to have been given on the third business day following the day on which it was mailed. Either of the parties hereto may change its address for service from time to time by notice given in accordance with the foregoing.

     This Warrant shall enure to the benefit of the Warrantholder and be binding upon the Company and their respective successors and permitted assigns.

16. The holder of this Warrant may at any time prior to the Expiry Time transfer the same at the principal office of the Company in the City of Mississauga, Ontario. Any such transfer of this Warrant may be made only by the registered holder or, if applicable, its successors or assigns or its attorney duly appointed by an instrument in writing in form, substance and execution satisfactory to the Company, acting reasonably, upon surrender of this Warrant. The Company may treat the registered holder of this Warrant for all purposes as the absolute owner hereof and shall not be affected by any notice or knowledge to the contrary.

17. The Company shall cause to be kept at its principal office in the City of Mississauga, Ontario a register in which shall be entered the name and address of the holder of this Warrant and of all transfers thereof.

18. The holder of this Warrant may at any time prior to the Expiry Time, upon surrender of this Warrant to the Company at its principal office in the City of Mississauga, Ontario, exchange this Warrant for Warrants of like tenor in other denominations entitling the holder or holders thereof to purchase in the aggregate the same number of common shares as may be purchased under the Warrant so surrendered.

     IN WITNESS WHEREOF Astris Energi Inc. has caused this Warrant to be signed by its duly authorized officer as of the ______________ day of __________, 2002.

                                                ASTRIS ENERGI INC.

                                              By:__________________________
                                              Name:  Jiri Nor
                                              Title: President

                                SUBSCRIPTION FORM



TO:     ASTRIS ENERGI INC.
     The undersigned holder of the within Warrant hereby exercises the right
to acquire and subscribes for                           common shares of the
issued and outstanding common shares of Astris Energi Inc. according to the terms of the within Warrant.
     The said common shares are to be issued as follows:



Name
     DATED this             day of                              , 200__.
Signature of Subscriber:
Name of Subscriber:
(Please Print):
Address in full of Subscriber:

                                TRANSFER FORM
     FOR VALUE RECEIVED,
hereby assigns and transfers to
rights to acquire common shares represented by the within Warrant.



             DATED                            , 200__.





IN THE PRESENCE OF				Signature of Registered Holder


NOTE: The signature on this assignment must correspond with the name as written upon the face of the Warrant in every particular without alteration or enlargement or any change whatever.